FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

INFORMATION ON CAPITAL INCREASE APPROVED BY THE BOARD OF DIRECTORS IN MEETING HELD ON MAY 07, 2015 DUE TO THE COMPANY’S STOCK OPTION PLAN

In compliance with article 30 of CVM Rule No 480/09, as amended, the Company hereby provides the information required in the Exhibit 30-XXXII of such Rule, regarding the capital increase approved by the Company’s board of directors on this date, due to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

1.         Date of the shareholders meeting in which the stock option plan was approved

On May 9, 2014 our shareholders approved, in an Extraordinary Shareholders Meeting (i) discontinuing the Stock Option Plan “Ações com Açúcar” (“Former Stock Option Plan”), which had been approved in an Extraordinary Shareholders Meeting held on December 20, 2006, regarding the granting of new stock options, without prejudicing already granted stock options that shall remain in force under the same terms and conditions; (ii) the creation of a Stock Option Plan and its standard agreement for granting options (“Stock Option Plan”); and (iii) the creation of a Remuneration in Stock Option Plan and its standard agreement for granting options (“Remuneration Plan”, alongside with the Old Stock Option Plan and the Stock Option Plan, the “Plans”). All shares issued in the capital increase approved herein are due to the Plans.

2.         Amount of the capital increase and new capital stock

The capital increase will be in the amount of eleven million, six hundred seventy-eight thousand, three hundred and eighty-one Reais and eight cents (R$11,678,381.08)

The Company’s capital stock after the increase will sum up to the total amount of six billion, eight hundred and four million, nine hundred and ninety-six thousand, fifty-five Reais and twenty cents (R$ 6,804,996,055.20)

3.         Number of shares issued of each type and class

This increase capital increase comprises the issuance of three hundred and forty-seven thousand and sixty-five (347,065) shares.

4.         Issuance price of the new shares

(i)            exercise of series A5 Silver: R$ 54.69

(ii)           exercise of series A5 Gold: R$ 0.01

(iii)          exercise of series A6 Silver: R$ 64.13

(iv)          exercise of series A6 Gold: R$ 0.01

(v)           exercise of series A7 Silver: R$ 80.00

(vi)          exercise of series A7 Gold: R$ 0.01

(vii)         exercise of series B1 based on 02/02/2015: R$ 89.50

(viii)        exercise os series B1 based on 03/06/2015: R$ 96.65

(ix)          exercise of series B1 based on 03/20/2015: R$ 98.90

(x)           exercise of series B1 based on 03/23/2015: R$ 97.90

(xi)          exercise of series B1 based on 04/10/2015: R$ 101.20

(xii)         exercise of series B1 based on 04/16/2015: R$ 99.76

(xiii)        exercise of series C1: R$ 83.22

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5.         Price of each type and class of the issuer’s shares in the markets in which they are traded:

Preferred Shares (PCAR4)

a)    minimum, average and maximum price in each year for the last three (3) years

	2014	2013	2012
Average	R$ 103.46	R$ 102.20	R$ 83.80
Maximum	R$ 115.00	R$ 114.70	R$ 98.19
Minimum	R$ 92.30	R$ 88.67	R$ 66.00

b)    minimum, average and maximum price in each quarter of year for the last two (2) years

	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Average	R$ 93.74	R$ 103.13	R$ 109.80	R$ 104.49	R$ 96.41	R$ 106.44	R$ 99.26	R$ 106.35
Maximum	R$ 98.90	R$ 112.00	R$ 115.00	R$ 109.09	R$ 103.65	R$ 111.10	R$ 105.11	R$ 114.70
Minimum	R$ 88.47	R$ 95.80	R$ 102.39	R$ 99.95	R$ 92.30	R$ 100.30	R$ 92.80	R$ 93.03

c)    minimum, average and maximum price in each month for the last six (6) months

	abr/15	mar/15	feb/15	jan/15	dec/14	nov/14
Average	R$ 99.24	R$ 96.44	R$ 91.84	R$ 92.53	R$ 100.33	R$ 105.24
Maximum	R$ 102.00	R$ 98.90	R$ 97.15	R$ 97.78	R$ 105.46	R$ 108.50
Minimum	R$ 96.50	R$ 94.10	R$ 89.40	R$ 88.47	R$ 96.50	R$ 103.08

d)    average price for the last ninety (90) days

Average	R$ 96.00

Common Shares (PCAR3)

The last trading involving ordinary shares issued by the Company was registered in August 3rd, 2010, at a price of R$ 74,99.

6.         Percentage of potential dilution resulting from the issuance

Percentage of dilution of 0.001%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 8, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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